SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

COMBINATORX, INCORPORATED

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share, of CombinatoRx, Incorporated

(Title of Class of Securities)

20010A103

(CUSIP Number of Class of Securities (Underlying Common Stock))

Robert Forrester

Interim President and Chief Executive Officer

245 First Street, Third Floor

Cambridge, Massachusetts 02142

(617) 301-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

with copies to:

Jason F. Cole, Esq. Senior Vice President and General Counsel 245 First Street, Third Floor Cambridge, Massachusetts 02142 (617) 301-7000	Stuart M. Cable, Esq. Joseph L. Johnson III, Esq. Goodwin Procter LLP 53 State Street Boston, Massachusetts 02109 (617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,030,491	$57.51

*	Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Value assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 1,760,574 shares of the issuer’s common stock and have an aggregate value of $1,030,491 as of October 7, 2009, calculated based on the Black-Scholes option pricing model based on a price per share of common stock of $1.30, the price of the issuer’s common stock as reported on The NASDAQ Global Market on October 7, 2009.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided in Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable

Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under the headings “Summary Term Sheet – Questions and Answers” in the Offer to Exchange, dated October 13, 2009 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is CombinatoRx, Incorporated, a Delaware corporation (“CombinatoRx” or the “Company”). CombinatoRx’s principal executive office is located at 245 First Street, Third Floor, Cambridge, Massachusetts 02142, and its telephone number is (617) 301-7000.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by CombinatoRx to eligible option holders to exchange certain outstanding eligible options to purchase shares of CombinatoRx’s common stock, par value $0.001 per share (“Common Stock”), that were originally granted under CombinatoRx’s 2000 Stock Option Plan (the “2000 Plan”) and Amended and Restated 2004 Incentive Plan (the “2004 Plan”, and together with the 2000 Plan, the “Plans”). A stock option will be eligible for exchange and referred to herein as an eligible stock option if it has an exercise price per share greater than or equal to $1.31. However, any options that have exercise prices less than the closing price of CombinatoRx’s Common Stock as reported on The NASDAQ Global Market (“NASDAQ”) on the expiration date of this tender offer will not be eligible options. Eligible participants surrendering eligible options will receive in exchange new stock options to be granted under the 2004 Plan. Eligible participants are those individuals who (a) are currently employed by CombinatoRx, (b) hold eligible options, (c) remain an employee through the expiration date of the offer and the date on which the tendered options are cancelled and the new options are granted (the “grant date”), and (d) are domiciled in the United States on each of the foregoing dates. Members of the Company’s board of directors, consultants and former employees are not eligible to participate in the exchange program.

As of September 30, 2009, there were options to purchase 1,760,574 shares outstanding and qualifying as eligible stock options. As of September 30, 2009 there were 35,063,881 shares of Common Stock outstanding. The actual number of shares of Common Stock subject to the eligible stock options to be exchanged in the offer will depend on the number of shares of Common Stock subject to eligible stock options surrendered by eligible participants and accepted for exchange. The Company is making the offer upon the terms and subject to the conditions set forth in the offer to exchange.

The information set forth in the Exchange Offer under “Summary Term Sheet — Questions and Answers,” Section 1 (“Eligible Options; Eligible Participants; Expiration Date”), Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section 7 (“Price Range of Our Common Stock”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c) Trading and Market Price. The information set forth in the Offer to Exchange under Section 7 (“Price Range of Our Common Stock”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The information set forth under Item 2(a) above and in the Exchange Offer under Section 10 (“Interests of Executive Officers and Directors; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference. The Company is both the filing person and the subject company.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Exchange Offer under “Summary Term Sheet — Questions and Answers,” Section 1 (“Eligible Options; Eligible Participants; Expiration Date”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section 6 (“Conditions to the Exchange Program”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 9 (“Information Concerning Us; Financial Information”); Section 11 (“Status of Eligible Options Acquired by Us in the Exchange Program; Accounting Consequences of the Exchange Program”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material United States Tax Consequences”) and Section 14 (“Extension of the Election Period; Termination; Amendment”) is incorporated herein by reference.

(b) Purchases. The information set forth in the Exchange Offer under “Summary Term Sheet — Questions and Answers” and Section 10 (“Interests of Executive Officers and Directors; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Exchange Offer under Section 10 (“Interests of Executive Officers and Directors; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference. The Plans and related option agreements and other agreements included with the Exchange Offer and attached hereto as Exhibits (d)(1)-(d)(11) also contain information regarding the Company.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Exchange Offer under Section 2 (“Purpose of the Exchange Program”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Exchange Offer under Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”) and Section 11 (“Status of Eligible Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Exchange Offer under Section 9 (“Information Concerning Us; Financial Information”) and Section 10 (“Interests of Executive Officers and Directors; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Exchange Offer under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Exchange Offer under Section 6 (“Conditions to the Exchange Program”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Exchange Offer under Section 10 (“Interests of Executive Officers and Directors; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Exchange Offer under Section 10 (“Interests of Executive Officers and Directors; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth under the captions “CombinatoRx Consolidated Financial Statements” beginning on page F-2 of the Company’s Registration Statement on Form S-4/A filed with the Securities and Exchange Commission (the “SEC”) on October 9, 2009 (the “S-4”), and the information contained in the Exchange Offer under Section 9 (“Information Concerning Us; Financial Information”) and Section 16 (“Additional Information”) is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. The Company’s S-4 and the information contained in the Exchange Offer under Section 9 (“Information Concerning Us; Financial Information”) are incorporated herein by reference.

In connection with the merger between CombinatoRx and Neuromed discussed in this Tender Offer Statement, CombinatoRx has filed the S-4, which includes a joint proxy statement/prospectus of CombinatoRx and Neuromed and other relevant materials in connection with the proposed transactions. Investors and security holders of CombinatoRx are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about CombinatoRx, Neuromed and the proposed transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any and all documents filed with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by CombinatoRx by directing a written request to CombinatoRx, Incorporated, 245 First Street, Third Floor, Cambridge, MA 02142, Attention: Secretary. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTIONS.

CombinatoRx and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of CombinatoRx in connection with the merger. Information about the executive officers and directors of CombinatoRx and their ownership of CombinatoRx common stock is set forth in Amendment No. 1 to the CombinatoRx Annual Report on Form 10-K, which was filed with the SEC on April 30, 2009, and the joint proxy statement/prospectus. Investors and security holders may obtain additional information regarding the direct and indirect interests of CombinatoRx, Neuromed and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus.

ITEM 12.	EXHIBITS.

The Exhibit Index included in this Schedule TO is incorporated herein by reference.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMBINATORX, INCORPORATED

Date: October 13, 2009	By:	/S/ ROBERT FORRESTER
Robert Forrester Interim President and Chief Executive Officer

EXHIBIT INDEX

		Incorporated by Reference				Filed Herewith
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated October 13, 2009.					X

(a)(1)(B)	Form of Pre-Commencement E-Mail Announcement					X

(a)(1)(C)	Form of E-Mail Announcement of Commencement of Exchange Program					X

(a)(1)(D)	Form of Reminder E-Mail					X

(a)(1)(E)	Form of Announcement re: Completion of Program					X

(a)(1)(F)	Annual Report on Form 10-K for the fiscal year ended December 31, 2008	10-K	000-51171	N/A	3/16/2009

(a)(1)(G)	Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2008	10-K/A	000-51171	N/A	4/30/2009

(a)(1)(H)	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009	10-Q	000-51171	N/A	5/11/2009

(a)(1)(I)	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009	10-Q	000-51171	N/A	8/10/2009

(a)(1)(J)	Registration Statement on Form S-4	S-4	333-161146	N/A	8/7/2009

(a)(1)(K)	Amendment No. 1 to Registration Statement on Form S-4	S-4/A	333-161146	N/A	9/16/09

(a)(1)(L)	Amendment No. 2 to Registration Statement on Form S-4	S-4/A	333-161146	N/A	10/9/09

(b)	Not applicable.

(d)(1)	2000 Stock Option Plan	S-1	333-121173	10.1	12/10/2004

(d)(2)	Amended and Restated 2004 Incentive Plan	8-K	000-51171	10.1	6/5/2006

(d)(3)	Form of Incentive Stock Option Agreement under the Amended and Restated 2004 Incentive Plan	10-K	000-51171	10.3	3/20/2006

(d)(4)	Form of Non-Qualified Option Agreement under the Amended and Restated 2004 Incentive Plan	10-K	000-51171	10.4	3/20/2006

(d)(5)	Form of CombinatoRx Voting Agreement (Delaware) by and among CombinatoRx, Incorporated, Neuromed Pharmaceuticals Inc. and the stockholder signatories thereto	S-4	333-161146	10.37	8/7/2009

(d)(6)	Form of CombinatoRx Voting Agreement (California) by and among CombinatoRx, Incorporated, Neuromed Pharmaceuticals Inc. and the stockholder signatories thereto	S-4	333-161146	10.38	8/7/2009

(d)(7)	Neuromed Pharmaceuticals Inc. Special Equity Incentive Plan	S-4/A	333-161146	10.53	9/16/09

(d)(8)	Form of Restricted Stock Unit Agreement granted under the Neuromed Pharmaceuticals Inc. Special Equity Incentive Plan	S-4/A	333-161146	10.54	9/16/09

(d)(9)	Form of Restricted Stock Unit Agreement granted under the Neuromed Pharmaceuticals Inc. Special Equity Incentive Plan	S-4/A	333-161146	10.55	9/16/09

(g)	Not applicable

(h)	Not applicable